SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Dividends

Rio de Janeiro, April 29, 2025, Centrais Elétricas Brasileiras S/A - Eletrobras informs that the proposal for the distribution of additional dividends, referring to the fiscal year ended in 2024, in the total amount of R$ 1,798,309,963.35 to the Company's shareholders holding class B and special preferred shares (golden share) and common shares, was approved by the Ordinary General Meeting held on this date.

Payment will be made on May 13, 2025 as below:

•	R$ 0.111041503 per class B preferred share;
•	R$ 0,895233074 per common share and golden share.

The unit dividend values per share do not consider treasury shares on April 29, 2025.

The cut-off date for holders of Eletrobras shares traded on B3 will be April 29, 2025, and the record date for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE) will be April 30, 2025. Eletrobras shares on B3 and ADRs on NYSE will be traded ex-rights as of April 30, 2025.

ADR holders will receive payment through Citibank N.A., the depositary agent for the ADRs, as of May 20, 2025.

The dividend payments for shareholders whose shares are held in custody at B3 S.A. - Brasil, Bolsa, Balcão, will be made to B3, which will then transfer the amounts to shareholders through the custody agents. Dividend payments for other shareholders will be made by direct deposit into the current accounts of the respective shareholders registered with Itaú Corretora de Valores, the Company's broker. Shareholders with outdated registration information should contact the Registrar to request an update so that they can receive their dividends.

Dividends not claimed within 3 years from the date of commencement of payment will be forfeited and will revert to the Company.

Considering the interim dividends paid, the total dividends for the fiscal year 2024 will be R$ 4,000,000,000.00, equivalent to 41% of Adjusted Net Income. This is the largest dividend distribution in the history of Eletrobras.

Eduardo Haiama

Vice-President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.